February 9, 2011

Via EDGAR

Lisa Kohl

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Kohl:

Re:

Lyons Liquors Inc. (the “Company”)

Registration Statement on Form S-1

Filed December 14, 2010

File No. 333-171148

I am President and C.E.O. of the Company and write this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.       Please clarify throughout the filing whether you are offering the shares registered under this registration statement for resale or whether you are conducting a primary offering.  If you are registering shares for resale as well as conducting a primary offering, clarify throughout the filing how many shares will be offered for resale by your selling shareholders and how many shares will be sold through a primary offering.  If all or part of your offering is a primary offering, state clearly whether the offering is a best efforts self-underwritten offering, whether a minimum number of shares must be sold for the offering to continue, and the duration of the primary offering.  In this regard, we note the first paragraph of your prospectus summary states “[t]he selling shareholders named in this prospectus are offering all of the shares of common stock offered through this prospectus” but the fifth paragraph of the prospectus summary states “[w]e are offering up to 1,160,000 shares of common stock in a direct public offering.”

ANSWER:  The Company is registering shares for resale as well as conducting a primary offering.  There are 160,000 shares being offered for resale by the selling shareholders and 1,000,000 shares being sold through a primary offering.  There is no minimum amount of shares that must be sold in the primary offering for the offering to continue.  The shares are being offered for a period not to exceed 180 days, unless extended by the Board of Directors for an additional 90 days.  This has been clarified throughout the registration statement.

2.       Rule 419 of the Securities Act defines a blank check company as a development stage company issuing penny stock that “has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity” and it appears that you are a black check company in view of the following:

·         Your disclosure indicates you are a development stage company issuing penny stock;

·         You have no revenue, contracts, or agreements with suppliers;

·         You have no assets, except for $13,533 in cash, deferred offering costs and deposits; and

·         You have not yet commenced operations and it is unclear whether you will be able to do so within the next twelve months.

Accordingly, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.  Alternatively, please provide a detailed analysis addressing each of the issues described above in explaining in the filing why you believe your company is not a black check company, and include a specific business plan for the next twelve months.  In providing the specific business plan, the company should also disclose its day-to-day operations.  Also disclose whether you have any plans, arrangements, commitments or understanding to engage in a merger or acquisition with another company.

ANSWER:  We are not a blank check company as defined by Rule 419 because, as set forth in the Registration Statement, we have a very clear business plan, which is to enter the retail liquor industry, with the intention to own and operate a premier chain of retail stores under the Lyons Liquors brand.  As discussed in the registration statement under Plan of Operations over the next 12 months the Company intends to commence and execute its business strategy, which includes the opening of our first retail store, which is currently under planning and development.  On a day-to-day basis the Company has currently being focusing its efforts on getting developing its business plan, determining a market for its services, developing a business marketing plan and capital formation.

The Company has no current plans, arrangements, commitments or understandings to engage in a merger or acquisition with another company.

3.       Please include a dilution table in your amended filing or tell us why it is not appropriate to do so.  Refer to Item 506 of Regulation S-K.  Since your offering is being completed on a “best-efforts” basis, please provide a dilution table for each offering scenario discussed within your filing.

ANSWER:  We have amended the filing to include the required information.

4.       In your amended filing, please advise dealers of their prospective delivery obligations on the outside back cover page of the prospectus as required by Item 502(b) of Regulation S-K.

ANSWER:  This information has now been included on the back cover page of the prospectus.

Cover Page of the Registration Statement

5.       Please include the date and registration statement number on the cover.

ANSWER:  This information has now been included on the Cover Page of the registration statement.

Summary, page 5

6.       Please clarify here, and throughout the filing that you have not yet commenced operations.  In this regard we note your statement that “[w]e engage in the retail liquor industry.”  If true, revise your disclosure to state that you plan to enter into the retail liquor industry but that you have not yet commenced operations.

ANSWER:  The Summary section has now been revised to state the following:

We plan to enter into the retail liquor industry, specifically we intend to own and operate a premier chain of retail liquor stores under the Lyons Liquors brand.  We have not yet commenced operations.  We are a development stage company and to date we have received no revenues.  We hope to recognize revenues after we open our first retail store.  Our independent auditors have raised substantial doubts as to our ability to continue as a going concern without significant additional financing.  Our management estimates that we will need to raise a minimum of $75,000 over the next twelve (12) months to commence and execute our business strategy, which includes the opening of our first retail store, which is currently under planning and development.  We estimate that it will take a minimum of twelve (12) months to execute our development strategy.

This has also been clarified throughout the registration statement.

7.       You disclose on page five that “1,160,000 share of our common stock are issued and outstanding as of the date of this prospectus” and that “all of the common stock to be sold under this prospectus will be sold by existing shareholders.”  Considering you appear to currently have 10,160,000 common shares issued and outstanding and that you are offering up to one million shares in a direct public offering, please revise your disclosure to address these apparent inconsistencies.

ANSWER:  This inadvertent error has been revised to state there are 10,160,000 common shares issued and outstanding.

Use of Proceeds, page 12

8.       Although you quantify new offering proceeds under the four offering scenarios, you do not state for each scenario principal purposes for which the net proceeds are intended to be used, the approximate amount intended to be used for each such purpose, and the order of priority of such purposes.  Please revise your filing to provide such disclosures.  See Item 504 of Regulation S-K.  Please also include language clarifying that:

·         the offering is on a “best-efforts” basis;

·         the offering scenarios presented are for illustrative purposes only; and

·         the actual amount of proceeds, if any, may differ.

ANSWER:  The following disclosure was added to the Use of Proceeds section:

We plan to use the net proceeds from our direct public offering for sales and marketing and brand development.  We will work towards identifying location and real estate to open stores.

Selling Shareholders, page 12

9.       Please revise your registration statement to explain any relationship between selling shareholders Hasit Vibhakar, Navin Vibhakar, and Niru Vibhakar and your company and the officer and director of your company.  Also disclose the natural persons who have voting and/or investment control over the securities held by 682641 Ontario Inc.

ANSWER:  The Selling Shareholders section of the registration statement has been revised accordingly.

10.   Please revise the last sentence of the first paragraph on page 14 to reflect that you have 10,160,000 shares outstanding, since you state elsewhere in the filing that you issued 10,000,000 shares to your founder.

ANSWER:  This sentence has been revised to correct the inadvertent error.

Plan of Distribution, page 14

11.   Please revise your registration statement to briefly describe the plan of distribution for the securities to be offered as part of your direct primary offering.  Also describe the material terms of the subscription agreement.  See Item 508(e) of Regulation S-K.

ANSWER:  The following disclosure was added to the Plan of Distribution section:

There is no minimum amount of shares that must be sold for the offering to continue.  The shares of common stock being offered on a direct public offering are being sold solely to raise capital.  These shares will be marketed to our own customers, employees, suppliers, distributors and friends in the community.

OTC Bulletin Board Considerations, page 14

12.   We note your statement page 15 that you anticipate that listing on the OTCBB will increase the liquidity of your stock.  Please revise your disclosure to state that your common stock is not currently quoted on the OTCBB and there is no assurance that a market maker will agree to file an application on your behalf and there is no guarantee even if an application is filed that you will be accepted for quotation.

ANSWER:  The following disclosure has been added:

Currently, our common stock is not being quoted on the OTCBB and there is no assurance that a market maker will agree to file an application on our behalf and there is no guarantee even if an application is filed that we will be accepted for quotation.

Description of Securities, page 15

13.   We note your statements on page 16 that the company is “authorized to issue 0 (nil) shares of preferred stock” and that “[p]referred stock may be issued in series with preferences and designations as the Board of Directors may from time to time determine.”  Please revise your disclosure to clarify this inconsistency.

ANSWER:  The statement was included in error and has now been removed and this section now reads:

We are not authorized to issue any shares of preferred stock.

Description of Business, page 16

14.   We note your disclosure on the bottom of page 16 regarding different state liquor licensing requirements.  Please revise your disclosure to indicate whether you currently have any liquor licenses and state whether you have taken any steps forward obtaining a license.  If so, disclose the names of the states in which you intend to operate.

ANSWER:  The following disclosure has been added to the Description of Business section:

Currently, we do not own or possess any liquor licenses.  We intend to operate in the following states:  Florida, Ohio, Colorado, Georgia, Kansas and South Carolina.

15.   Please revise your disclosure to indicate whether you have identified any suppliers.  See Item 101(h)(4)(v) of Regulation S-K.

ANSWER:  The following disclosure has been added to the Description of Business section:

For State controlled liquor stores, we will have the state liquor distribution process and private distributors.  We will evaluate suppliers based on the state we intend to operate within.

Compliance with Government Regulations, page 17

16.   Please describe in greater detail the need for any government approvals for selling alcoholic beverages.  If you have not yet received these approvals, discuss the status of the approvals.  Also discuss the effect of existing or probable governmental regulations on your business.  See Items 101(h)(4)(viii) and (ix) of Regulation S-K.

ANSWER:  The following disclosure has been added to the Compliance with Government Regulations:

There are no Federal governmental requirements for selling alcoholic beverages, but rather State governmental requirements that we must receive approval for.  These specific regulations will be identified once we have an intention to commence operations in a specific state.

Description of Property, page 17

17.   We note that you use office space made available to your company by your sole officer and director for a lease cost of $800 per month.  Please revise your disclosure to prominently state, if true, that your company pays your sole CEO $800 per month for the office space she provides and state the terms of the lease.  Please also list the other private companies controlled by your CEO and director that share this office space.

ANSWER:  The Description of Property paragraph has been revised and not states the following:

Our executive, administrative and operating offices are located at 2605 72nd Avenue East, M/S 344, Ellenton, Florida  34222.  This is also the office of other private companies owned and controlled by our CEO and director, Ms. Shefali Vibhakar.  She makes this space available to the company at a lease cost of $800.00 a month.  This lease has since expired, in September 2010.  There are no requirements or any ongoing specific arrangements.  At this time, the Company does not pay the CEO for this requirement.  Our corporate mailing address is PO Box 344, Ellenton, FL 34222.

Market for Common Equity and Related Stockholder Matters, page 18

OTC Bulletin Board Qualification for Quotation, page 19

18.   We note your statement in the first paragraph of this section that you have entered into preliminary discussions with a market maker for the quotation of your securities on the OTCBB.  Please revise your disclosure to include a statement on your behalf and there is no guarantee that even if an application is filed that you will be accepted for quotation.

ANSWER:  The OTC Bulletin Board Qualification for Quotation opening paragraph has been revised to include the following disclosure:

There is no assurance that a market maker will agree to file an application on our behalf and there is no guarantee that even if an application is filed that we will be accepted for quotation.

Plan of Operations, page 19

Financial Condition, Liquidity and Capital Resources, page 20

19.   Since your offering is being completed on a “best-efforts” basis, you should discuss your plans to satisfy liquidity that needs over at least the next 12 months under at least the offering scenarios discusses elsewhere in your filing.  For example, please revise your disclosures to address how you intend to satisfy your liquidity needs over at least the next 12 months under at least the 25%, 50%, 75% and/or 100% offering levels.  If you anticipate that offering proceeds of less that 100% will not be sufficient to fund operations for at least the next 12 months, please discuss how management intends to finance operations.

ANSWER:  The following disclosure has been added:

The Company believes that it has the adequate capital it needs to fund operations as is.  If there is an urgent requirement, the CEO has indicated that she will advance the Company the necessary funding or project finance at current bank lending rates.

The following disclosure has also been added to the cash requirements paragraph:

The net proceeds from the sale of our common stock will be used as follows:

	25%	50%	75%	100%
Sales and marketing	$nil	$12,500	$25,000	$37,500
Brand development	$nil	$12,500	$25,000	$37,500
Total	$nil	$25,000	$50,000	$75,000

Cash Requirements, page 20

20.   We note that your president has agreed to provide the company with the funding necessary to maintain minimum operations at a 5% interest rate, payable on demand.  Please revise your disclosure to quantify the anticipated amount of this loan.

ANSWER:  The following disclosure has been added to the Cash Requirements section:

The anticipated amount of this loan will be not be known at until the time a loan is determined to be needed.  The amount will be based on the amount of funding needed to maintain minimal operation and the cost of becoming a public company from that point in time going forward.

21.   You disclose that your management estimates that you will need to raise a minimum of $500,000 over the next 12 months to commence and execute your business strategy, which includes the opening of your first retail store, which is currently under planning and development.  You further disclose that you estimate it will take you a minimum of 12 months to execute your development strategy.  Considering you anticipate receiving maximum net proceeds of only $75,000 under the 100% offering scenario, please discuss your plan of operation under each offering scenario and ensure that your discussion is consistent with your use of proceeds disclosures.  Please also disclose, if true, that the opening of your retail store, and the resultant ability to recognize future revenues and generate cash from operations, is contingent on receiving minimum financing of $500,000.

ANSWER:  The minimum amount of financing needed inadvertently stated the wrong dollar amount; the amount has been revised throughout the registration statement to $75,000.  The following disclosure was also added to the Cash Requirements section:

The opening of our retail store and the resultant ability to recognize future revenues and generate cash from operations is contingent on receiving minimum financing of $75,000.

Directors, Executive Officers, Promoters and Control Persons, page 20

22.   Please revise the description of Ms. Vibhakar’s business experience to include her position within each company listed in the paragraph following the table on page 21, the time period during which she was employed by each company, and the principal line of business that each company is engaged in.  Also disclose whether Ms. Vibhakar has any experience in the beverage retail business.  See Item 401(e) of Regulation S-K.

ANSWER:  The description of Ms. Vibhakar has been revised to include the following disclosure:

Ms. Vibhakar has no experience in the Retail Beverage Industry and has limited business experience.

As a result, the Company has added the following risk factor to the Risk Factors section:

Our CEO, Ms. Shefali Vibhakar, has no experience in the Beverage Retail Industry and has limited business experience.

Our success will have an even greater degree of difficulty due to the fact our CEO has no previous experience in this industry.  She will be gaining experience as we move forward, but has no previous experience from which to draw on past knowledge from.  She also has limited business experience, and since our success depends greatly on the ability of our CEO & President, this could have an adverse effect on our Company.

Legal Proceedings, page 21

23.   Please discuss any involvement in legal proceedings over a ten rather than a five year period.  See Item 401(f) of Regulation S-K.

ANSWER:  This has now been included.

Executive Compensation, page 21

24.   We note your statement in the first paragraph on page 22 that you entered into an employment agreement with your CEO on January 13, 2010 that entitles your CEO to a “minimum of $2,000 per month” in compensation.  Please revise your Summary Compensation Table to reflect this compensation.  Also state whether there is a maximum amount of compensation that can be awarded to your CEO pursuant to this agreement and file the employment agreement as an exhibit.  See Item 601(b)(10)(iii) of Regulation S-K.

ANSWER:  The agreement is for $2,000 per month in compensation therefore the word minimum has been removed.  In addition, the agreement is verbal.  The Compensation table has been revised.

Certain Relationships and Related Transactions, page 22

25.   Please describe the cash infusions or loan advances to the company by Shefali Vibhakar.  See Items 404(a) and (d) of Regulation S-K.

ANSWER:  The Certain Relationships and Related Transactions section has now been revised to state the following:

Upon formation, Ms. Shefali Vibhakar, our founder and president received 10,000,000 million shares par value $.001 as the founding officer and executive of the company.  Our president has orally agreed to provide us necessary funding to maintain minimal operations and fund the cost of our becoming a public company at interest of 5%, payable upon demand.  The anticipated amount of this loan will be not be known at until the time a loan is determined to be needed.  The amount will be based on the amount of funding needed to maintain minimal operation and the cost of becoming a public company from that point in time going forward.  She is not obligated to do make any further advances.  We have no agreement, commitment or understanding to secure any such funding from any other source.

26.   Please state the names of the promoters and any information required by Item 404(c) of Regulation S-K.

ANSWER:  Ms. Vibhakar may be considered to be our promoter and this information has now been disclosed.

Financial Statements

Statement of Cash Flows, page F-5

27.   It appears that the $5,000 deferred offering cost amount should be reflected as a negative number.  Please revise your statement of cash flows accordingly.

ANSWER:  Brackets have been added to this line item on the cash flow statement.

Note 2.  Summary of Accounting Policies, page F-6

Recent Pronouncements, page F-8

28.   We note that your disclosure of recently issued accounting standards spans nearly two whole pages and includes accounting pronouncements that clearly do not apply to your company.  In order to emphasize the recent accounting pronouncements that have impacted or will materially impact your company, please remove references to those accounting pronouncements that clearly are not relevant to your company.  Furthermore, if a standard has already been adopted and had no impact on your financial statements, please clearly disclose that the pronouncement had no impact.  As it appears several disclosures were copied from another registrant’s filing, please also ensure that you correct any disclosure inaccuracies.  For example, you reference a Form 10-Q filed on March 11, 2010 and reference several incorrect fiscal year-end and quarter-end dates.

ANSWER:  The Recent Pronouncement section has been revised and is now as follows:

In January 2010, the FASB issued authoritative guidance that requires new disclosures and clarifies certain existing disclosure requirements about fair value measurements.  The new guidance requires a reporting entity to disclose significant transfers in and out of Level 1 and Level 2 fair value measurements, to describe the reasons for the transfers and to present separately information about purchases, sales, issuances and settlements for fair value measurements using significant unobservable inputs.  We adopted the guidance during the year ended September 30, 2010, except for disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for interim and annual reporting periods beginning after December 15, 2010,  The adoption of the guidance did not have a material impact on our financial statements, and we do not currently expect the adoption of the balance of the guidance to have a material impact on our financial statements for future periods.

In February 2010, the FASB issued updated authoritative guidance regarding the reporting of subsequent events, removing the requirement for an issuer to disclose a date through which subsequent events have been evaluated.  The guidance was effective upon issuance in February 2010, and was adopted during our year ended September 30, 2010.  The adoption of this guidance did not have a material impact on our financial statements.  Subsequent events have been evaluated through November 19, 2010, the date the financial statements were available to be issued.

The Company does not believe that other recently issued accounting pronouncements currently apply to it.

Note 6.  Income Taxes, page F-10

29.   You disclose that you have provided a 100% valuation allowance on your deferred tax asset at June 30, 2010.  Please revise the date to read September 30, 2010.

ANSWER:  The date in the income tax footnote has been revised to September 30, 2010.

Subsequent Events

30.   Please disclose the date through which subsequent events were evaluated and, if true, specify that the disclosed date is the date the financial statements were available to be issued.  See ASC 855.

ANSWER:  The date to which subsequent events have been evaluated has been disclosed to be November 19, 2010.

Part II.  Information Not Required in the Prospectus, page 25

Item 17.  Undertakings, page 30

31.   Please revise your disclosure to include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

ANSWER:  The following disclosure has been added to the Undertakings section:

5.	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

ii. If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Exhibit 5.1 – Legal Opinion of Dean Law Corp.

32.   Please clarify in the first paragraph the Dean Law Corp. has acted as counsel to the company.

ANSWER:  The Legal Opinion of Dean Law Corp. has been clarified accordingly.

Exhibit 99.1 – Form of Subscription Agreement

33.   Please delete Section 2 of the agreement requiring the investors to make representations that appear to be a waiver of rights.

ANSWER:  Section 2 has now been removed.

34.   Please revise Section 4.0 of the agreement to state that the company will promptly deliver a certificate representing the shares.

ANSWER:  The Section 4.0 portion of the agreement has been revised and now states:

The Company will confirm whether or not the Agreement is acceptable, whereupon the Company will deliver to the Purchaser a signed copy of this Agreement, and promptly deliver a certificate representing the Shares, registered in the name of the Purchaser.

Please contact me if you have any further questions.

Yours truly,

LYONS LIQUORS INC.

Per: /s/ Shefali Vibhakar

Shefali Vibhakar

President & C.E.O.